SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                            Lyondell Chemical Company
          ------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                 not applicable
          ------------------------------------------------------------
                                 (CUSIP Number)


                            Donald P. de Brier, Esq.
                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024
                                 (310) 208-8800
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 22, 2002
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                               Page 1 of 13 Pages

                            CUSIP No. not applicable
                                      --------------

(1)     Names of reporting persons.                                     Occidental Petroleum Corporation
        I.R.S. Identification Nos. of above persons (entities           95-4035997
        only).

(2)    Check the appropriate box if a member of a group                 (a)

       (see instructions)                                               (b)

(3)    SEC use only.

(4)    Source of funds (see instructions).                              OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)    Citizenship or place of organization.                            Delaware

Number of shares beneficially owned by each reporting person with:

        (7)     Sole voting power.                                      0

        (8)     Shared voting power.                                    39,000,000 (including 34,000,000
                                                                        shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

        (9)     Sole dispositive power.                                 0

        (10)    Shared dispositive power.                               39,000,000 (including 34,000,000
                                                                        shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

(11)    Aggregate amount beneficially owned by each                     39,000,000 (including 34,000,000
        reporting person                                                shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13)    Percent of class represented by amount in Row                   23.7%
        (11).

(14)   Type of reporting person (see instructions).                     CO


                               Page 2 of 13 Pages

                            CUSIP No. not applicable
                                      --------------


(1)     Names of reporting persons.                                     Occidental Petroleum Investment Co.
        I.R.S. Identification Nos. of above persons (entities           95-2584267
        only).

(2)     Check the appropriate box if a member of a group                (a)

        (see instructions)                                              (b)

(3)     SEC use only.

(4)     Source of funds (see instructions).                             OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)     Citizenship or place of organization.                           California

Number of shares beneficially owned by each reporting person with:

Number of shares beneficially owned by each reporting person with:

        (7)     Sole voting power.                                      0

        (8)     Shared voting power.                                    39,000,000 (including 34,000,000
                                                                        shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

        (9)     Sole dispositive power.                                 0

        (10)    Shared dispositive power.                               39,000,000 (including 34,000,000
                                                                        shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

(11)    Aggregate amount beneficially owned by each                     39,000,000 (including 34,000,000
        reporting person                                                shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13)    Percent of class represented by amount in Row                   23.7%
        (11).

(14)    Type of reporting person (see instructions).                    CO


                               Page 3 of 13 Pages

                            CUSIP No. not applicable
                                      --------------


(1)     Names of reporting persons.                                     Occidental Chemical Holding Corporation
        I.R.S. Identification Nos. of above persons (entities           95-2865897
        only).

(2)     Check the appropriate box if a member of a group                (a)

        (see instructions)                                              (b)

(3)     SEC use only.

(4)     Source of funds (see instructions).                             OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)     Citizenship or place of organization.                           California

Number of shares beneficially owned by each reporting person with:

Number of shares beneficially owned by each reporting person with:

        (7)     Sole voting power.                                      0

        (8)     Shared voting power.                                    39,000,000 (including 34,000,000
                                                                        shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

        (9)     Sole dispositive power.                                 0

        (10)    Shared dispositive power.                               39,000,000 (including 34,000,000
                                                                        shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

(11)    Aggregate amount beneficially owned by each                     39,000,000 (including 34,000,000
        reporting person                                                shares of Series B Common Stock
                                                                        and 5,000,000 shares of Lyondell
                                                                        regular common stock issuable
                                                                        upon exercise of a warrant)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13)    Percent of class represented by amount in Row                   23.7%
        (11).

(14)    Type of reporting person (see instructions).                    CO


                               Page 4 of 13 Pages

ITEM 1. SECURITY AND ISSUER.

Title of class of equity security:              Series B Common Stock
                                                Common Stock

Issuer:                                         Lyondell Chemical Company

Address of principal executive offices:         1221 McKinney Street, Suite 700
                                                Houston, Texas 77010

        This Schedule relates to the Series B Common Stock of Lyondell and a warrant to acquire shares of the regular common stock of Lyondell. For reporting purposes, the Reporting Person has treated the Series B Common Stock of Lyondell as being part of the same class under Section 12 of the 1934 Act as the regular common stock of Lyondell.


ITEM 2. IDENTITY AND BACKGROUND.

Occidental Petroleum Corporation ("Occidental"):
------------------------------------------------

        state of organization:          Delaware

        principal business:             engaged, through its subsidiaries and
                                        affiliates, in the production,
                                        development and marketing of natural
                                        resources and chemicals

        principal business address:     10889 Wilshire Boulevard
                                        Los Angeles, California 90024

Occidental Petroleum Investment Co. ("OPIC"):
---------------------------------------------

        state of organization:          California

        principal business:             holding company

        principal business address:     10889 Wilshire Boulevard
                                        Los Angeles, California 90024

Occidental Chemical Holding Corporation ("OCHC"):
-------------------------------------------------

        state of organization:          California

        principal business:             holding company

        principal business address:     10889 Wilshire Boulevard
                                        Los Angeles, California 90024


                               Page 5 of 13 Pages

        The name, business address and current principal occupation or employment of each of the executive officers and directors of Occidental, OPIC and OCHC (collectively, the "Companies") are set forth below. Unless otherwise indicated, the business address of each such person is 10889 Wilshire Boulevard, Los Angeles, California 90024. All such persons listed below are citizens of the United States except Mr. Syriani, who is a citizen of Lebanon; Dr. Segovia, who is a citizen of Colombia; and Mr. Feick, who is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Occidental. Directors of Occidental are identified by an asterisk (*).

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

Ray R. Irani*                         Chairman of the Board and Chief Executive
                                      Officer of Occidental

John W. Alden (1)                     Assistant Treasurer and Assistant
                                      Secretary of Occidental; Vice President
                                      and Secretary of OPIC

Ronald W. Burkle*                     Managing Partner and majority owner of The
9130 West Sunset Boulevard            Yucaipa Companies
Los Angeles, California 90069

John S. Chalsty*                      Senior Advisor, Credit Suisse First Boston
11 Madison Avenue
New York, New York 10010

Stephen I. Chazen                     Chief Financial Officer and Executive Vice
                                      President - Corporate Development of
                                      Occidental

Donald P. de Brier                    Executive Vice President, Secretary and
                                      General Counsel of Occidental

Edward P. Djerejian*                  Director, James A. Baker III Institute for
Rice University, MS-40                Public Policy
6100 Main Street
Houston, Texas 77005-1892

S. P. Dominick, Jr. (2)               Vice President and Controller of
                                      Occidental; Vice President and Controller of OPIC

John E. Feick*                        President and Chief Executive Officer of
230, 319-2nd Avenue, SW               Matrix Solutions, Inc.
Calgary, Alberta, Canada T2P OC5

Richard W. Hallock                    Executive Vice President - Human Resources
                                      of Occidental


                               Page 6 of 13 Pages

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

J. R. Havert (2)                      Vice President and Treasurer of
                                      Occidental; Vice President and Treasurer of OPIC; Vice President and Treasurer of
                                      OCHC

R. P. Heinkel                         Vice President of OCHC
5005 LBJ Freeway
Dallas, Texas 75244

J. Roger Hirl                         Executive Vice President of Occidental
5005 LBJ Freeway
Dallas, Texas 75244

Kenneth J. Huffman                    Vice President - Investor Relations of
                                      Occidental

Scott A. King (2)                     Vice President and General Counsel of OCHC
5005 LBJ Freeway
Dallas, Texas 75244

Dale R. Laurance*                     President of Occidental

Anthony R. Leach                      Vice President - Finance of Occidental;
                                      President of OPIC; Executive Vice
                                      President of OCHC

Jim A. Leonard (1)                    Senior Assistant Controller of Occidental

Richard A. Lorraine                   Executive Vice President and Chief
5005 LBJ Freeway                      Financial Officer of OCHC
Dallas, Texas 75244

Irvin W. Maloney*                     Retired Chairman and Chief Executive
                                      Officer, Dataproducts Corporation

Robert M. McGee                       Vice President of Occidental

Lawrence P. Meriage                   Vice President - Communications and Public
                                      Affairs of Occidental

Donald L. Moore                       Vice President and Chief Information
5 East Greenway Plaza                 Officer of Occidental
Houston, Texas 77046-0504

John W. Morgan                        Executive Vice President - Operations of
                                      Occidental; Vice President of OPIC


                               Page 7 of 13 Pages

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

R. Casey Olson                        Vice President of Occidental
5 East Greenway Plaza
Houston, Texas 77046-0504

Linda S. Peterson (1)                 Assistant Secretary of Occidental;
                                      Assistant Secretary of OPIC; Vice
                                      President and Assistant Secretary of OCHC

Rodolfo Segovia*                      Member of Executive Committee of
Carrera 9A No. 99-02 OF. 1001         Inversiones Sanford
Santafe de Bogota, D.C. Colombia

Richard A. Swan                       Vice President - Health, Environment and
                                      Safety of Occidental

Aziz D. Syriani*                      President and Chief Operating Officer of
505 Park Avenue - 11th Floor          The Olayan Group
New York, New York 10022

Rosemary Tomich*                      Owner of the Hope Cattle Company and the
                                      A.S. Tomich Construction Company; Chairman of the Board of Directors and Chief
                                      Executive Officer, Livestock Clearing,
                                      Inc.

Aurmond A. Watkins, Jr.               Vice President - Tax of Occidental; Vice
                                      President of OCHC

Walter L. Weisman*                    Past Chairman and Chief Executive Officer
P.O. Box 18017                        of American Medical International, Inc.
Beverly Hills, California 90209

---------------------
(1)      Director of OPIC
(2)      Director of OCHC


       During the last five years, none of the Companies or the natural persons named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 8 of 13 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Occidental paid Lyondell $440 million pursuant to a Securities Purchase Agreement, dated as of July 8, 2002, between Lyondell and OCHC (the "Securities Purchase Agreement").1


ITEM 4. PURPOSE OF TRANSACTION.

        Directly and through OPIC and OCHC, Occidental currently holds its Lyondell shares for investment purposes only with a view toward maximizing long-term shareholder value for Occidental's shareholders and not for the purpose of controlling Lyondell.

        Other than as set forth above or in Item 6 of this Schedule 13D, Occidental currently has no plans that relate to, or would result in, any of the actions listed in clauses (a) through (j) of Item 4 of Schedule 13D. However, Occidental continuously reviews and analyzes its investments in each of its subsidiaries and other operations, including the Lyondell shares, in order to determine whether value for Occidental's shareholders is best served by holding those investments, increasing, disposing of, or monetizing those investments, or recapitalizing or otherwise restructuring those investments. With respect to the Lyondell shares, these reviews and analyses depend on a variety of factors, including without limitation, the price of, and other market conditions relating to, the Lyondell shares, the investment return on the Lyondell shares, Lyondell's business and prospects, other investment and business opportunities available to Occidental, general stock market and economic conditions, tax considerations, and other factors deemed relevant.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)     Occidental:     aggregate number of shares held:        39,000,000*
        -----------     percentage of class:                    23.7%

        OPIC:           aggregate number of shares held:        39,000,000*
        -----           percentage of class:                    23.7%

        OCHC:           aggregate number of shares held:        39,000,000*
        -----           percentage of class:                    23.7%

        None of the directors or executive officers listed in Item 2 above is the beneficial owner of Lyondell common stock.

---------------------

        1 The $440 million came from general corporate funds received when Occidental sold to Lyondell three of its affiliates, which own a 29.5% interest in Equistar Chemicals, LP.

        * This number includes 34,000,000 shares of Series B Common Stock and 5,000,000 shares of regular common stock issuable upon exercise of the Warrant for the Purchase of Shares of Common Stock, issued August 22, 2002 (the "Warrant").


                               Page 9 of 13 Pages

(b)     Occidental:     sole power to vote or direct the vote:                  0
        -----------     shared power to vote or direct the vote:                39,000,000*
                        sole power to dispose or direct the disposition:        0
                        shared power to dispose or direct the disposition:      39,000,000*

        OPIC:           sole power to vote or direct the vote:                  0
        -----           shared power to vote or direct the vote:                39,000,000*
                        sole power to dispose or direct the disposition:        0
                        shared power to dispose or direct the disposition:      39,000,000*

        OCHC:           sole power to vote or direct the vote:                  0
        -----           shared power to vote or direct the vote:                39,000,000*
                        sole power to dispose or direct the disposition:        0
                        shared power to dispose or direct the disposition:      39,000,000*

        None of the directors or executive officers listed in Item 2 above is the beneficial owner of Lyondell common stock.

(c) On August 22, 2002, pursuant to the Securities Purchase Agreement, Occidental acquired 34,000,000 shares of Series B Common Stock of Lyondell for $440,000,000.

(d)     Not applicable.

(e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to the Securities Purchase Agreement, OCHC purchased from Lyondell a total of 34,000,000 shares of Lyondell's newly created Series B common stock. Pursuant to a Warrant, issued August 22, 2002 (the "Warrant"), OCHC also received warrants to purchase an additional 5 million shares (the "Warrant Shares") of Lyondell's regular common stock for $25 per share. In exchange for the Lyondell securities, Occidental paid $440,000,000 in cash.

        As additional consideration for the transaction, Occidental will receive from Lyondell a contingent payment equal to 7.38% of cash distributions from Equistar for 2002 and 2003 up to a total of $35 million, to be paid either in cash or in Lyondell common stock.

        Pursuant to a Stockholders Agreement, dated as of August 22, 2002 (the "Stockholders Agreement"), Lyondell has appointed to its board of directors two of Occidental's executive officers, Dr. Ray R. Irani (who also is an Occidental director) and Mr. Stephen I. Chazen. Unless Occidental obtains Lyondell's consent, the Stockholders Agreement prevents Occidental (a) from selling its Series B common stock or the Warrant Shares and (b) from converting its

---------------------

        * This number includes 34,000,000 shares of Series B Common Stock and 5,000,000 shares of regular common stock issuable upon exercise of the Warrant.


                              Page 10 of 13 Pages

Series B common stock into regular Lyondell common stock for at least two years. In addition, the Stockholders Agreement generally requires Occidental to vote its Lyondell common stock in favor of the slate of directors proposed by Lyondell's management. The Stockholders Agreement will be effective as long as Occidental owns 17 million or more shares of Lyondell common stock.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1       Agreement Pursuant to Rule 13d-1(k)

        Exhibit 2 Securities Purchase Agreement, dated as of July 8, 2002, by and between Lyondell Chemical Company and Occidental Chemical Holding Corporation

        Exhibit 3 Warrant for the Purchase of Shares of Common Stock, issued August 22, 2002

        Exhibit 4 Stockholders Agreement, dated as of August 22, 2002, by and among Lyondell Chemical Company and the Stockholders as defined therein


                              Page 11 of 13 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 3, 2002               OCCIDENTAL PETROLEUM CORPORATION


                                By: /s/ J. R. HAVERT
                                    --------------------------------------------
                                    Name:   J. R. Havert
                                    Title:  Vice President and Treasurer


                                OCCIDENTAL PETROLEUM INVESTMENT CO.


                                By: /s/ J. R. HAVERT
                                    --------------------------------------------
                                    Name:   J. R. Havert
                                    Title:  Vice President and Treasurer


                                OCCIDENTAL CHEMICAL HOLDING CORPORATION


                                By: /s/ J. R. HAVERT
                                    --------------------------------------------
                                    Name:   J. R. Havert
                                    Title:  Vice President and Treasurer


                              Page 12 of 13 Pages